Exhibit 99.1

Niu Technologies Announces Appointment of New Chief Financial Officer

BEIJING, China, October 19, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announces that the board of directors of the Company has appointed Ms. Fion Zhou as the new chief financial officer with effective date November 15th, 2021.

Fion Zhou will bring to NIU 15 years of experience working in financial and public companies. Prior to joining NIU, she served as the chief financial officer of Sogou Inc. (NYSE: SOGO), a leader in China's internet industry and an innovator in search and artificial intelligence (AI) since July 2020, where she led financial operations, legal matters, strategic investment, investor relationship and internal controls. From 2015 to 2019, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and served as the chief financial officer and other management positions of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, she also held senior finance roles at Viadeo S.A. and Concord Medical Services Holdings Limited (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006. She received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006 and an Executive MBA from HEC Paris in 2016. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

Dr. Yan Li, chief executive officer of the Company, commented, “We are glad to announce that Fion is joining us as chief financial officer. We are confident that, with her international educational background and extensive experience in internet and technology companies, Fion will contribute significantly to our continued international expansion and technology innovation.”

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a performance electric bicycle series, NIU Aero, and an electric kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com